                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                  THE WENDT-BRISTOL HEALTH SERVICES CORPORATION
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                                (Title of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    95058J100
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                                 (CUSIP Number)

                                GERALD F. SCHROER
             25109 DETROIT ROAD, WESTLAKE, OH 44145, (216) 808-0163
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                             Gregory R. Glick, Esq.,
     GREGORY R. GLICK, L.L.C., 23240 Chagrin Blvd., Sixth Floor, Beachwood,
                            OH 44122, (216) 292-8108

                               September 30, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission, See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Schedule 13D
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CUSIP No. 95058J100                                            Page 2 of 7 Pages

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      GERALD F. SCHROER
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


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4.    SOURCE OF FUNDS*

      PF
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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NUMBER OF SHARES                7.      SOLE VOTING POWER

                                ------------------------------------------------
BENEFICIALLY                    8.      SHARED VOTING POWER
OWNED BY                                413,800
                                ------------------------------------------------

EACH REPORTING                  9.      SOLE DISPOSITIVE POWER

                                ------------------------------------------------
PERSON WITH                     10.     SHARED DISPOSITIVE POWER
                                        413,800
                                ------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      413,800
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                            [ ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.6%
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14.   TYPE OF REPORTING PERSON
      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Schedule 13D

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CUSIP No. 95058J100                                            Page 3 of 7 Pages

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RENAISSANCE MORTGAGE AND FINANCIAL SERVICES, INC.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]

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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS*

      PF
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

      PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      OHIO CORPORATION/USA
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NUMBER OF SHARES                7.      SOLE VOTING POWER

                                ------------------------------------------------
BENEFICIALLY                    8.      SHARED VOTING POWER
OWNED BY                                413,800
                                ------------------------------------------------

EACH REPORTING                  9.      SOLE DISPOSITIVE POWER

                                ------------------------------------------------
PERSON WITH                     10.     SHARED DISPOSITIVE POWER
                                        413,800
                                ------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      413,800
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                            [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.6%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                                                                    Schedule 13D

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CUSIP No. 95058J100                                            Page 4 of 7 Pages

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SCHROER ANCILLARY SERVICES, INC.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


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4.    SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

      PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      OHIO CORPORATION/USA
--------------------------------------------------------------------------------

NUMBER OF SHARES                7.      SOLE VOTING POWER

                                ------------------------------------------------
BENEFICIALLY                    8.      SHARED VOTING POWER
OWNED BY                                413,800
                                ------------------------------------------------

EACH REPORTING                  9.      SOLE DISPOSITIVE POWER

                                ------------------------------------------------
PERSON WITH                     10.     SHARED DISPOSITIVE POWER
                                        413,800
                                ------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      413,800
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                            [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.6%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                                                                    Schedule 13D
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                                                               Page 5 of 7 Pages

ITEM 1.        SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Shares") of The Wendt-Bristol Health Services Corporation ("Wendt-Bristol"), a Delaware corporation. The address of Wendt-Bristol's office is Two Nationwide Plaza, Suite 760, Columbus, Ohio 43215.

ITEM 2.        IDENTITY AND BACKGROUND.

         The name and business address of the persons filing this statement (the "Filers") are:

         (1) Gerald F. Schroer, 25109 Detroit Road, Westlake, Ohio 44145. Mr. Schroer is a private investor and the owner and operator of nursing homes in Ohio. During the last five years, Mr. Schroer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Schroer is a citizen of the United States of America.

         (2) Renaissance Mortgage and Financial Services, Inc. ("Renaissance"), 25109 Detroit Road, Westlake, , Ohio 44145. Renaissance is an Ohio corporation engaged in mortgage and financial services. Renaissance is a private corporation owned equally by Gerald F. Schroer and Susanne F. Schroer. The directors and officers of Renaissance are Gerald F. Schroer, Chairman and Treasurer, Susanne
F. Schroer, Vice President and Secretary and William E. Reuscher, President. To the knowledge of Renaissance, none of the directors or officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him/her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (3) Schroer Ancillary Services, Inc. ("SAS"), 7222 Day Ave., S.W. Navarre, Ohio 44662. SAS is an Ohio corporation engaged in the sale of supplies and billing services. SAS is a private corporation owned by various members of the Schroer family. The directors and officers of SAS are Gerald F. Schroer, Chairman and Treasurer, Susanne F. Schroer, Vice President and Secretary and Gerald F. Schroer, Jr., President. To the knowledge of SAS, none of the directors or officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him/her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Filers have effected the acquisitions using personal and general corporate funds.

                                                                    Schedule 13D
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                                                               Page 6 of 7 Pages


ITEM 4.        PURPOSE OF TRANSACTION.

         All of the shares purchased by the Filers were acquired for investment. The Filers may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Wendt-Bristol for investment, or dispose of shares of Wendt-Bristol.

         The Filers have discussed with Wendt-Bristol possible changes to Wendt-Bristol's business plan, the restructuring, purchase or sale of the nursing home component of the business and focusing its business on diagnostic procedures, the possibility of Mr. Schroer or his representative serving on the Wendt-Bristol Board, the elimination of the practice of the corporation holding personal loans of its officers, the elimination of foreign borrowing, the use of cash instead of stock to buy minority corporate and limited partnership interests of the Diagnostic Services Division, the receipt of advice from an investment banker or other securities professional, the initiation of a mandatory retirement age of 65 for all officers and employees, a different stock incentive plan and a more diverse, independent board of directors. The Filers intend to continue their discussions of these issues with management and shareholders and to make various proposals at the annual shareholder meetings.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

         The Filers own beneficially an aggregate of 413,800 shares of Wendt-Bristol common stock, constituting 6.6% of the number of shares of such common stock outstanding on the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.      Group Filing Agreement

                                                                    Schedule 13D
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                                                               Page 7 of 7 Pages






                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              September 30, 1998
                                    -----------------------------------
                                                     (Date)




                                           /s/ Gerald F. Schroer
                                    -----------------------------------
                                                 (Signature)


                                    Renaissance Mortgage and Financial
                                    Services, Inc.


                                           /s/ Gerald F. Schroer
                                    -----------------------------------
                                                 (Signature)



                                    Schroer Ancillary Services, Inc.



                                           /s/ Gerald F. Schroer
                                    -----------------------------------
                                                 (Signature)

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

                            DATED SEPTEMBER 30, 1998
                            AMONG GERALD F. SCHROER,

                        SCHROER ANCILLARY SERVICES, INC.

                RENAISSANCE MORTGAGE AND FINANCIAL SERVICES, INC.

                             JOINT FILING AGREEMENT

         The undersigned (each, a "Filer" and collectively, the "Filers") for purposes of filing a statement on Schedule 13D pursuant to Securities and Exchange Commission Rule 13d-1(k)(1) each hereby agree:

         (a) Each Filer is individually responsible for the timely filing of any further amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning themselves, but is not responsible for the completeness and accuracy of any of the information contained in the Schedule 13D as to any other Filer, unless such Filer knows or has reason to believe that the information is inaccurate;

         (b) this Schedule 13D contains the required information with regard to each Filer and indicates that it is filed on behalf of all Filers;

         (c) each Filer agrees that the Schedule 13D, as amended, to which this Joint Filing Agreement is attached as Exhibit A is filed on its behalf; and

         (d) this Joint Filing Agreement may be executed in counterparts.

Dated:  September 30, 1998


                                           /s/ Gerald F. Schroer
                                    -----------------------------------
                                    Gerald F. Schroer


                                    Renaissance Mortgage and Financial
                                    Services, Inc.


                                 By:       /s/ Gerald F. Schroer
                                    -----------------------------------
                                    Gerald F. Schroer, Chairman and Treasurer



                                    Schroer Ancillary Services, Inc.


                                 By:       /s/ Gerald F. Schroer
                                    -----------------------------------
                                    Gerald F. Schroer, Chairman and Treasurer